

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 2, 2017

Via E-Mail
Charles R. Corbin
Executive Vice President, General Counsel and Secretary
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard, Suite 180
Orlando, FL 32835

> **Re:** **Hilton Grand Vacations Inc.**
> **Registration Statement on Form S-1**
> **Filed May 25, 2017**
> **File No. 333-218237**

Dear Mr. Corbin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Alexander J. Park, Esq.
Womble Carlyle Sandridge & Rice, LLP